Tongjitang Chinese Medicines Company
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
September 28, 2010
VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief
Staci Shannon, Senior Staff Accountant
Mary Mast, Review Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Tongjitang Chinese Medicines Company Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 001-33340
Dear Mr. Rosenberg and Mses. Shannon and Hartz:
We are in receipt of the Staff’s comments set forth in its letter dated August 27, 2010 relating to the above-referenced filing. We are working to prepare our response. We currently anticipate responding by October 1, 2010.
If you have any questions about this letter, please do not hesitate to contact me at +86-755-2689-1550.

Sincerely,
/s/ Charles Wang
Charles Wang
Chief Financial Officer